Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)

13562 Maycrest Way, Suite 5138

Richmond, BC V6V 2J7

Item 2:	Date of Material Change

January 15, 2021

Item 3:	News Release

A news release announcing the material change was issued on January 15, 2021 through Newsfile Corp. and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On January 15, 2021, the Company announced that it that it had received a "not-approvable" letter from U.S. Food & Drug Administration (the “FDA”) regarding its PMA submission for the Neovasc ReducerTM (“Reducer”).

Item 5:	Full Description of Material Change

On January 15, 2021, the Company announced that it that it had received a "not-approvable" letter from the FDA regarding its PMA submission for Reducer.

The FDA reviewed Reducer for treatment of patients with refractory angina pectoris despite guideline directed medical therapy, who are unsuitable for revascularization by coronary artery bypass grafting or by percutaneous coronary intervention.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer

Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of April 28, 2021